UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 6, 2009

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

OTHER INFORMATION

On March 6, 2009, EVOTEC AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) issued a press release announcing the hiring of Dr. Werner Lanthaler as Chief Executive Officer. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: March 9, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated March 6, 2009

Exhibit 99.1

News Release

March 6, 2009

For further information

please contact:

Anne Hennecke

Senior Vice President, Investor Relations &

Corporate Communications

+49.(0)40.560 81-286

+49.(0)40.560 81-333 Fax

Anne.hennecke@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

www.evotec.com

Evotec Appoints Dr. Werner Lanthaler as Chief Executive Officer

Hamburg, Germany – Evotec AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) announced today the appointment of Dr. Werner Lanthaler as Chief Executive Officer of the Company, effective immediately. In his previous position, Dr. Lanthaler served as Chief Financial Officer of Intercell AG in Vienna, Austria, a global biopharmaceutical leader dedicated to the development of vaccines. In this role, he was also responsible for Business Development and Marketing & Sales.

Dr. Lanthaler had eight very successful years at Intercell AG where he served since 2001. During his tenure, Intercell developed from a venture-backed biotechnology company into a global vaccine player. Dr. Lanthaler played a pivotal role in many of the company’s major corporate milestones including the most recent product approval of Intercell’s Japanese En-cephalitis Vaccine, the company’s acquisitions and strategic pharma part-nerships, as well as the company’s Initial Public Offering on the Vienna Stock Exchange in 2005.

Previously, Dr. Lanthaler served as Director of the Federation of Austrian Industry and as Senior Management Consultant at the consulting firm McKinsey & Company. He holds a doctorate in economics from Vienna University, earned his Master’s degrees from Harvard University, and holds a degree in Psychology.

Dr. Flemming Ørnskov, Chairman of the Supervisory Board of Evotec, stated: “Dr. Lanthaler is an ideal candidate to be CEO of Evotec at this juncture. His experience in building a highly successful company, his im-pressive track record in business and corporate development, and his strong sense for the creation of shareholder value are a perfect match with Evotec’s strategy to transform itself into a streamlined biopharmaceutical company. In summary, he brings all the skills and experience needed in order to adapt and shape Evotec’s strategy and move the Company to the next level of success.”

“I look forward to joining this exciting company in a challenging market environment. It possesses an abundance of opportunities based on good fundamental science, an excellent reputation for drug discovery and devel-opment, and strong financial resources. It is my goal to advance Evotec’s vision and generate significant shareholder value in the years to come”, stated Dr. Werner Lanthaler, the Chief Executive Officer of Evotec.

News Release

About Evotec

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programs and through its research collaborations, Evotec is generating high quality results for its many partners in the pharmaceutical and biotechnology industries. In its proprietary projects, Evotec specializes in finding new treatments for diseases of the nervous system. Evotec’s portfolio comprises five clinical compounds: EVT 101, a subtype selective NMDA receptor antagonist with potential for the treatment of Alzheimer’s disease, pain and depression; EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia; EVT 302, a MAO-B inhibitor in development for smoking cessation; a P2X7 antagonist for the treatment of inflammatory diseases; and a vanilloid receptor (VR1) antagonists for the treatment of pain in partnership with Pfizer. In addition, Evotec has a number of proprietary projects in preclinical development.

For information on Evotec, please be invited to our website at www.evotec.com

If you have any questions, please contact:

Dr. Flemming Ørnskov

Chairman of the Supervisory Board

+49 160 7158213

flemming.ornskov@bausch.com

Dr. Werner Lanthaler

Chief Executive Officer

+ 49 40 56081242

werner.lanthaler@evotec.com

Anne Hennecke

SVP, Investor Relations & Corporate Communications

+49 40 56081286

anne.hennecke@evotec.com

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve

News Release

commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.